    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 26, 2001



                                                      REGISTRATION NO. 333-69418

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                             GADZOOX NETWORKS, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                   3576                                  77-0308899
    (State or other jurisdiction of            (Primary Standard Industrial                   (I.R.S. Employer
     incorporation or organization)            Classification Code Number)                 Identification Number)

                              5850 HELLYER AVENUE
                           SAN JOSE, CALIFORNIA 95138
                                 (408) 360-4950
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                MICHAEL PARIDES
                             GADZOOX NETWORKS, INC.
                              5850 HELLYER AVENUE
                           SAN JOSE, CALIFORNIA 95138
                                 (408) 360-4950
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:
                            DOUGLAS H. COLLOM, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this registration statement becomes effective.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                             ---------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             GADZOOX NETWORKS, INC.

                                5,000,000 SHARES

                                  COMMON STOCK

     This prospectus relates to the offer and sale by selling stockholders, of 5,000,000 shares of our common stock. The selling stockholders purchased the shares offered under this prospectus in a private placement transaction completed in August 2001.

     The selling stockholders will receive all net proceeds from their resale of our common stock under this prospectus and will pay all brokerage fees and selling commissions applicable to the sale of the shares. We will not receive any of the proceeds from the sale of the shares.


     YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.



     Our common stock is quoted on The Nasdaq National Market under the symbol "ZOOX." On October 25, 2001, the closing sales price of our common stock was $1.13 per share.


                             ---------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ---------------------


                                October 26, 2001

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Where to Find Additional Information About Gadzoox..........    1
Incorporation of Certain Documents by Reference.............    1
Forward Looking Statements..................................    2
Gadzoox Networks, Inc.......................................    3
Risk Factors................................................    4
Use Of Proceeds.............................................   20
Selling Stockholders........................................   20
Plan Of Distribution........................................   21
Legal Matters...............................................   22
Experts.....................................................   22


     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE SHARES.

               WHERE TO FIND ADDITIONAL INFORMATION ABOUT GADZOOX

     We have filed reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains the reports, proxy statements and other information we file with the SEC. The address of the SEC website is http://www.sec.gov. The documents that we file with the SEC can also be accessed through our website at http://www.gadzoox.com.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus, including the information incorporated by reference herein. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference are:


     (1) Our Annual Report on Form 10-K for the fiscal year ended March 31, 2001 filed on June 29, 2001, as amended on September 28, 2001 and October 26, 2001.


     (2) Our Current Report on Form 8-K filed on April 3, 2001 (related to the announcement of anticipated results from our quarter ended March 31,
         2001).

     (3) Our Current Report on Form 8-K filed on May 1, 2001 (related to the announcement of our results from our quarter ended March 31, 2001).

     (4) Our Current Report on Form 8-K filed on June 1, 2001 (related to our May 2001 sale of 5,600,000 shares of our common stock in a private placement transaction).


     (5) Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 filed on August 14, 2001, as amended on October 26, 2001.


     (6) Our Current Report on Form 8-K filed on September 6, 2001 (related to our August 2001 sale of 5,000,000 shares of our common stock in a private placement transaction).

     (7) The description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on June 29, 1999, under
         Section 12(g) of the Securities Exchange Act of 1934.

     Any statement contained in a document incorporated by reference will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference) modifies or is contrary to that previous statement. Any statement so modified or superceded will not be deemed a part of this prospectus except as so modified or superseded.

     You may request, and we will provide, a copy of these filings, including any exhibits to such filings, at no cost, by writing or telephoning us at the following address: Gadzoox Networks, Inc., Attention: Chief Financial Officer, 5850 Hellyer Avenue, San Jose, California 95138, telephone number (408) 360-4950.

                           FORWARD LOOKING STATEMENTS

     This prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "estimates" and similar expressions are intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important facts that could cause our actual results to differ materially from those expressed or implied by these forward-looking statements, including statements under the caption "Risk Factors." Please review these risk factors carefully. In addition, please review the sections captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended March 31, 2001. In connection with forward-looking statements which appear in these disclosures, you should carefully consider the factors set forth in this prospectus under "Risk Factors" and under the same caption in the Management's Discussion and Analysis section of any subsequent annual or quarterly report we file with the SEC.

                             GADZOOX NETWORKS, INC.

     We are a provider of hardware and software products that enable the creation of networks made up of computers and data storage devices which have become known as storage area networks. Our storage area network products are based on fibre channel technology, a set of specifications designed to enable computing devices, such as computers and storage devices, to rapidly exchange large amounts of data. We have designed our products to leverage the capabilities of fibre channel technology to enable companies to better manage the growth of mission-critical data.

     Our storage area network products include:

     - the Capellix 3000 chassis switch, a switch that can be configured to perform multiple functions by adding hardware that is scalable from 6 to 32 ports;

     - the Capellix 2000 arbitrated loop switch, an 8-port switch that is extendable to 11 ports, designed for the entry-level switch market;

     - the Slingshot 4218 switch, a two gigabit 18-port fibre channel fabric switch (announced in April 2001) currently being evaluated by a number of original equipment manufacturers and resellers;

     - the Gibraltar managed hub designed to provide centralized management of a storage area network and

     - the Ventana storage area network management software application which provides monitoring and control of devices.

     We were incorporated in April 1992 in California as Gadzoox Microsystems, Inc. In May 1997, we changed our name to Gadzoox Networks, Inc., and in August 1997, we reincorporated in Delaware. Our principal executive offices are located at 5850 Hellyer Avenue, San Jose, California 95138, and our telephone number is
(408) 360-4950. Our corporate web site is located at www.gadzoox.com.

                                  RISK FACTORS

     Prospective investors are cautioned that the statements made in this prospectus or in documents incorporated by reference herein that are not descriptions of historical facts may be forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated because of a number of factors, including those identified herein under "Risk Factors" and elsewhere in this prospectus or in documents incorporated by reference herein.

RISKS RELATED TO OUR BUSINESS AND FINANCIAL CONDITION

  WE HAVE INCURRED NET LOSSES IN EVERY FISCAL QUARTER SINCE OUR INCEPTION IN 1992 AND WE MAY NEVER BE ABLE TO ACHIEVE OR SUSTAIN PROFITABILITY.


     We have incurred net losses in every fiscal quarter since our inception in 1992, most recently a net loss of $9.2 million in our quarter ended September 30, 2001. We incurred a net loss in fiscal 2001 of $92.8 million and we had an accumulated deficit of $151.2 million as of September 30, 2001. If we are unable to increase revenue so that we achieve profitability, our operating results will suffer and the price of our common stock may fall. We expect to incur significant product development, sales and marketing and general and administrative expenses as we focus our business on the design, development, manufacturing and sales of fibre channel switching products, in particular our two-gigabit Slingshot product line. Our first Slingshot product only became commercially available in July 2001. Because we have switched the focus of our business to our switch products and continue to phase out our Gibralter hub product line, we do not expect to generate substantial revenue in the future from the sales of our hub products. In fiscal 2001, of our $33.3 million in total revenue, $24.6 million, or 74%, was attributable to sales of our Gibralter hub products, and only $8.7 million, or 26%, was derived from sales of our switch products. In the six months ended September 30, 2001, of our $11.6 million in revenue, $6.0 million, or 52%, was attributable to sales of our switch products and $5.6 million, or 48%, was attributable to our Gibralter hub products. To date, all of our revenue from sales of our switch products have been attributable to our Capellix product line. Our future operating results will depend on many factors, including the growth of the fibre channel switching market and market acceptance of our new switching products. We may never be able to achieve or sustain profitability.


  WE HAVE LIMITED WORKING CAPITAL AND WE WILL NEED TO RAISE ADDITIONAL FINANCING TO SUSTAIN OUR BUSINESS.


     We had only $15.1 million in working capital available as of September 30, 2001. We have never been profitable and we used $51.0 million of cash for operating activities in fiscal 2001, and approximately $17.0 million for the six months ended September 30, 2001. If we are unable to raise additional financing or if sales of our storage area network products are lower than we expect, we may be unable to sustain our business. Additional financing may not be available to us when and as required on commercially reasonable terms, if at all. In the event we are able to obtain additional financing, the issuance of equity or equity-related securities will dilute the ownership interest of our existing stockholders and the issuance of debt securities could increase the risk or perceived risk of our business. Issuance of debt securities could also impair our financial condition and interest payments could have an adverse effect on our results of operation. If we are unable to raise additional capital or if sales from our switching products are lower than expected, we will be required to make a significant reduction in operating expenses and capital expenditures in fiscal 2002 to ensure that we will have adequate cash reserves to fund operations through the end of fiscal 2002 and beyond. Additionally, we would be required to explore strategic alternatives, which may include a merger, asset sale or another comparable transaction or form a joint venture with a strategic partner or partners to provide additional capital resources to fund operations. If additional financing is not available, we may need to dramatically change our business plan, sell or merge our business or face bankruptcy.


  WE MAY NOT BE ABLE TO DRAW DOWN A SUFFICIENT AMOUNT OF FUNDS UNDER OUR EQUITY LINE FINANCING ARRANGEMENT TO FUND OUR OPERATIONS.

     The terms of our equity line financing agreement with Societe Generale, or SG, limit our ability to draw down funds under this financing line. As a consequence, we may not be able to draw down a sufficient amount of funds under the equity line to fund our operations and we will, in all likelihood, need to raise additional funds. On June 28, 2001, we entered into an equity line with SG pursuant to which we have the right to sell to SG, and SG has the obligation to purchase, up to $20 million of our common stock over a two year period ending June 28, 2003. In addition, under the terms of an agreement entered into with Shoreline Pacific Institutional Finance (the institutional division of Financial West Group), the placement agent we engaged in connection with the equity line, we are obligated to pay a fee to Shoreline equal to 2% of the funds we draw down under this equity line.



     Under our equity line with SG, we can elect to sell a specific dollar amount of our common stock based upon the price and trading volume of our common stock during the 30 trading days prior to a draw down. Assuming the Company attempted to draw down funds and delivered such draw down notice to SG on October 22, 2001 and based on the $1.16 average volume weighted average price of our common stock for the five trading days preceding October 22, 2001 and the 140,793 assumed average daily trading volume of our shares during the 30 trading days preceding October 22, 2001, we would not be able to draw any funds under the equity line because our maximum draw down amount under these assumptions is $82,011 which is less than the minimum draw down amount permitted under the equity line. In addition, in the event our stock price is less than $1.00, we will not be able to draw down any funds under the equity line. Because our right to sell shares under the equity line agreement is subject to a number of conditions we may not be able to sell our shares of common stock under the equity line agreement when we wish or need. Consequently, we may not be able to raise sufficient capital under the equity line to fund our operations. In addition, in the event the equity line is terminated before we have drawn down at least $5 million, we will be required to pay a commitment fee of 6% of the amount of the $5 million not drawn down, up to a maximum fee of $300,000. This commitment fee will also become payable prior to the termination of the equity line if one of the following events occurs:



     - if a registration statement covering the shares purchased by SG under the equity line is not declared effective by December 25, 2001 or if this registration statement loses its effectiveness for 20 consecutive trading days or for more than 80 trading days in any twelve month period.



     - if we breach any material representation, warranty or covenant contained in the equity line financing agreement or the related registration rights agreement.



     - if we fail to issue stock to SG in accordance with the terms of the equity line financing agreement, fail to remove any restrictive legends on such stock, or otherwise fail to uphold our obligations under the equity line and such breach is not cured within 5 trading days after we receive notice describing the breach from SG.



     - if we sell all or substantially all of our assets, merge or consolidate with another company and we are not the surviving entity, or if we effect a transaction or series of transaction whereby more than 50% of our voting power is sold.



     - if our stock price trades below $1.00 for more than 30 consecutive trading days.



  IF WE DRAW DOWN UNDER OUR EQUITY LINE FINANCING ARRANGEMENT WITH SG, OUR STOCKHOLDERS WILL BE DILUTED, POTENTIALLY SUBSTANTIALLY, AND OUR STOCK PRICE COULD DECLINE SIGNIFICANTLY. SG MAY ENGAGE IN SHORT-SELLING ACTIVITIES THAT COULD RESULT IN DECLINES IN THE TRADING PRICE OF OUR COMMON STOCK WHICH COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL CONDITION.



     Under the terms of our equity line with SG, we have the right to require that SG purchase shares of our common stock, subject to certain conditions. The shares of common stock that we sell to SG will be sold at a 6% discount to the daily volume weighted average price of our common stock during each day of the draw down period. If we were to draw down the entire $20,000,000 equity line at the minimum purchase price of $0.94, we would be required to issue 21,276,596 shares of our common stock, or 54.1% of our currently outstanding common stock, which would result in substantial dilution to our current stockholders. In addition, SG's subsequent resale to the public of the shares it purchases under the equity line may result in an immediate and significant drop in our stock price. Furthermore, SG may engage in short-selling activities with respect to our common stock which could also cause the trading price of our stock to decline. In addition, The

Nasdaq National Market has a continued listing requirement that the minimum bid price of our common stock must exceed $1.00 and if the minimum bid price of our common stock falls below this threshold for 30 consecutive days our stock could be delisted from The Nasdaq National Market. On October 25, 2001, the closing sales price of our common stock as reported by The Nasdaq National Market was $1.13. Note that in September 2001, The Nasdaq National Market announced that it was suspending the minimum bid requirement until January 2, 2001. If there is a significant drop in our stock price as a result of sales of our stock made under the equity line, short-selling activities by SG or otherwise, this could materially adversely affect our ability to raise additional funding and to attract and retain customers and distributors and quality personnel, which could lead to business failure.


  IF WE ARE UNABLE TO RAISE ADDITIONAL FINANCING, IF WE CONTINUE TO EXPERIENCE SIGNIFICANT LOSSES, AND IF OUR TRADING PRICE DECLINES, WE MAY NOT BE ABLE TO CONTINUE TO MEETING THE CONTINUED LISTING CRITERIA FOR THE NASDAQ NATIONAL MARKET, WHICH WOULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL CONDITION.

     If we were unable to continue to list our common stock for trading on The Nasdaq National Market, this would materially adversely affect business, including, among other things:

     - our ability to raise additional financing to fund our operations;

     - our ability to attract and retain customers and distributors; and

     - our ability to attract and retain personnel, including management personnel.

     In addition, if we were unable to list our common stock for trading on The Nasdaq National Market, many institutional investors would no longer be able to retain their interests in and/or make further investments in our common stock because of their internal rules and protocols. If institutional shareholders liquidated their holdings in our common stock and/or did not continue to make investments in our common stock, this would decrease the trading volume of our shares and would likely result in a lower price for our common stock.


     Continued listing on The Nasdaq National Market currently requires, among other things, that we have either stockholders' equity in excess of $10.0 million or that our net tangible assets exceed $4.0 million. The Nasdaq National Market is in the process of phasing out this net tangible assets test and, after November 1, 2002, we must meet the $10 million stockholders' equity requirement. As of September 30, 2001, our stockholders' equity was approximately $2.4 million and our net tangible assets were approximately $2.4 million. Consequently, as of September 30, 2001 we did not meet The Nasdaq National Market continued listing requirements for either the $10 million stockholder's equity test or the $4 million net tangible asset test. To date we have not received notice from The Nasdaq National Market regarding our failure to comply with this continued listing requirement. In May 2001 and August 2001, we sold an aggregate of 10,600,000 shares of common stock resulting in net proceeds of approximately $21.6 million. The net proceeds from May 2001 and August 2001 private placements are not currently reflected as stockholder's equity on our balance sheet because the shares sold in these transactions will be redeemable if the registration statements covering the resale of these shares are not declared effective by the SEC prior to 360 days after the date the shares were originally issued. Consequently, the proceeds from the sale of the shares are currently recorded outside stockholders equity as redeemable common stock. If the SEC declares effective the registration statements relating to the resale of shares of our common stock sold in these private placements, our stockholders' equity and net tangible assets will increase by approximately $21.6 million. However, we expect to incur additional losses in future quarters which would affect our ability to meet The Nasdaq National Market continued listing standards for the minimum stockholder's equity and minimum net tangible assets tests. Furthermore, continued listing on The Nasdaq National Market requires that the minimum bid price of our common stock exceed $1.00. If the minimum bid price of our common stock is below the $1.00 threshold for 30 consecutive days, we will not meet The Nasdaq National Market continued listing requirement. The closing sales price of our common stock as of October 25, 2001 as reported by The Nasdaq National Market was $1.13. Please note however that in September 2001, The Nasdaq National Market announced that it was suspending the minimum bid requirement until January 2, 2002.

     In addition to the potential material adverse affects to our business in the event our common stock was no longer listed for trading on The Nasdaq National Market, we would not be able to draw down any funds under our equity line with SG.


  WE MAY NOT BE ABLE TO REDUCE OUR OPERATING EXPENSES SUFFICIENTLY TO REDUCE OUR NET LOSSES AND SUSTAIN OUR BUSINESS. THIS MAY IMPAIR OUR ABILITY TO ATTRACT ADDITIONAL FINANCING.


     We incurred $91.0 million in operating expenses in fiscal 2001, and approximately $24.1 million in the six month period ended September 30, 2001. We may not be able to reduce our operating expenses sufficiently to reduce our net losses which were $92.8 million in fiscal 2001 and $18.5 million in the six month period ended September 30, 2001. In March 2001, we implemented a reduction of force decreasing our headcount by 27 employees. In August 2001 and October 2001, we implemented a second and third reduction of force decreasing our headcount by an additional 42 employees. We are also attempting to reduce our financial commitments and reduce future cash outflows by negotiating alternative terms with our suppliers. In addition, future cost-cutting measures could include additional reductions in force. If we are unable to reduce our operating expenses sufficiently, we may not be able to reduce our net losses or sustain our business. This may impair our ability to attract additional financing on commercially reasonable terms or at all. Our ability to successfully reduce our operating costs could materially affect our quarterly and annual operating results.


  WE ONLY RECENTLY BEGAN SELLING FIBRE CHANNEL SWITCH PRODUCTS AND OUR ABILITY TO SUCCESSFULLY SELL OUR CAPELLIX AND SLINGSHOT SWITCH PRODUCTS IS DIFFICULT TO EVALUATE. CONSEQUENTLY, OUR OPERATING RESULTS WILL BE DIFFICULT TO FORECAST.


     In the quarter ended March 31, 2001, we decided to focus our business on selling fibre channel switch products, a segment of the storage area network market that we have not historically competed in. In fiscal 2001, of our $33.3 million in total revenue, $24.6 million, or 74%, was attributable to sales of our Gibraltar hub products and only $8.7 million, or 26% of our total revenue, derived from sales of our switch products. In the six month period ended September 30, 2001, of our $11.6 million in revenue, $6.0 million, or 52%, was attributable to our switch products and $5.6 million, or 48%, was attributable to our hub products. We plan to phase out our Gibralter hub product line and focus on our switch products. We only began selling our Capellix switch products in September 1999 and we expect much of our future revenue to come from sales of our two-gigabit Slingshot products, the first of which only became commercially available in July 2001.



     Because we do not have a substantial history in selling switch products and because of the rapidly evolving nature of the storage area network market generally, there is limited financial and operating data with which to evaluate our performance and prospects. Further, we plan our operating expenses based primarily on our revenue projections. Because most of our expenses are fixed in the short-term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue. The revenue and income potential of our switch products is unproven and our historical performance is not likely to be indicative of future performance. If we do not achieve our expected revenue growth, our operating results will be below our expectations and the expectations of investors and market analysts, which could cause the price of our common stock to decline. We may not be able to successfully penetrate the market for storage area network switch products, attract and retain original equipment manufacturer customers and distributors for these products or achieve or sustain profitability. You should consider our business and prospects in light of the heightened risks and unexpected expenses and problems we may face as a company that is focusing its business on selling products in a segment of the market different from its historical operations, a market segment that is rapidly evolving and intensely competitive. We also expect sales of our switch products to have lower margins, at least for the foreseeable future, than we have recently experienced with our hub products which could materially adversely affect our quarterly and annual operating results. We have been able to increase our margins on sales of our hub products as our costs to produce these products have decreased over time. In order to compete in the switch market we have had to reduce prices while our costs to manufacture these products have remained fixed.

  IF WE ARE UNABLE TO SUCCESSFULLY MARKET AND SELL OUR SWITCH PRODUCTS, OUR ABILITY TO SUSTAIN AND GROW OUR BUSINESS WILL BE SIGNIFICANTLY REDUCED AND OUR STOCK PRICE WILL LIKELY DECLINE.


     If we are unable to successfully penetrate the fibre channel switch market, our revenue will continue to decline, our net losses will increase, we will need to raise additional funding and we may not be able to sustain our business. In the six month period ended September 30, 2001, we recorded $11.6 million in total revenue compared to $18.9 million in total revenue from the six month period ended September 30, 2000, a decrease of 39%. The quarter ended September 30, 2001 was our first quarter during which we had our two-gigabit Slingshot switch product available and we recognized only $0.4 million of our $5.1 million in total revenue that quarter from the sales of two-gigabit Slingshot product. We do not have significant experience in developing, marketing, selling and supporting switch products. In contrast, many of our competitors do have this experience and many of our competitors have significantly greater financial, technical, marketing and administrative resources than we do. In addition, many of these competitors have pre-existing relationships with the primary original equipment manufacturers that we expect to sell our switch products to. Other factors that may affect the market acceptance of our switch products, many of which are beyond our control, include the following:


     - growth and changing requirements of the storage area networks product markets;

     - availability, price, quality and performance of competing products and technologies;

     - performance, quality, price and total cost of ownership of our products; and

     - successful development of our relationships with existing and potential original equipment manufacturing customers and distribution channel partners.

     We may not be able to compete successfully in the market for fibre channel switch storage area network products. Original equipment manufactures and other distribution partners may not adopt our Slingshot and Capellix switch products, and even if they do, we may not be able to generate significant revenue from the sale of these products to sustain our business.

  WE DEPEND ON SALES OF OUR STORAGE AREA NETWORK PRODUCTS TO A FEW KEY ORIGINAL EQUIPMENT MANUFACTURER CUSTOMERS TO GENERATE SUBSTANTIALLY ALL OF OUR REVENUE. IF WE WERE TO LOSE ANY OF THESE CUSTOMERS OR SALES OF OUR PRODUCTS TO ANY OF THESE CUSTOMERS WERE TO DECREASE SIGNIFICANTLY, OUR OPERATING RESULTS WOULD SUFFER AND OUR ABILITY TO SUSTAIN OUR BUSINESS COULD BE SIGNIFICANTLY IMPAIRED.


     We depend on a few key original equipment manufacturer customers for substantially all of our revenue. In the six month period ended September 30, 2001, of our $11.6 million in total revenue, $5.2 million or 45% was due to sales to Hewlett Packard and $3.3 million or 28% was due to sales to Compaq. In fiscal 2001, of our $33.3 million in total revenue, $14.1 million or 42% was due to sales to Hewlett-Packard and $11.1 million or 33% was due to sales to Compaq. In fiscal 2000, of our $47.9 million in total revenue, $14.1 million or 29% was due to sales to Hewlett-Packard, $8.1 million or 17% was due to sales to Compaq, $15.8 million or 33% was due to sales to Bell Microproducts and $5.8 million or 12% was due to sales to Tokyo Electron. The primary reason for the decline is revenue for each of our primary original equipment manufacturer customers in fiscal 2001 as compared to fiscal 2000 was attributable to decreased demand for our hub products and slower than anticipated adoption of our Capellix fibre channel switch products. In September, 2001, Hewlett-Packard and Compaq announced that they intend to merge the two companies. If the merger is successfully completed, the combined company may buy fewer of our products than if Hewlett-Packard and Compaq were purchasing storage area network products as separate companies.


     Although we intend to expand our original equipment manufacturer customer base, we anticipate that our operating results will continue to depend on sales to a relatively small number of original equipment manufacturers. We also expect that our decision to focus on sales of switching products will not change our historical pattern of selling only to a relatively small number of original equipment manufacturers. The loss of any of our key customers, or a significant reduction in sales to those customers, could significantly reduce our expected future revenue. Our agreements with our customers do not provide any assurance of future sales to those customers. For example:

     - our original equipment manufacturer and reseller agreements are not exclusive and contain no renewal obligation;

     - our original equipment manufacturers and resellers can stop purchasing and marketing our products at any time; and

     - our original equipment manufacturer and reseller agreements do not require minimum purchases.


     We cannot be certain that we will retain our current original equipment manufacturer customers or that we will be able to recruit additional or replacement customers. Many of our original equipment manufacturers carry or utilize competing product lines. If we were to lose one or more original equipment manufacturers to a competitor, our business, results of operations and financial condition could be significantly materially adversely affected and our ability to sustain our business could be significantly impaired. Any fluctuations in demand for our products from one or more original equipment manufacturer customers could materially affect our quarterly and annual operating results.


  IF WE ARE UNABLE TO INCREASE SALES OF OUR STORAGE AREA NETWORKS PRODUCTS THROUGH OUR DISTRIBUTION CHANNEL PARTNERS AND RESELLERS, OUR OPERATING RESULTS WILL SUFFER.


     Our distribution strategy focuses primarily on developing and expanding indirect distribution channels through original equipment manufacturers, distribution partners and resellers. We believe that expanding our sales through distribution partners and resellers is an important part of our strategy to increase sales of our switch products. The ability and willingness of our distribution partners and resellers to sell our products could materially affect our quarterly and annual operating results. Our failure to execute this strategy successfully could limit our ability to grow or sustain revenue. During fiscal 2001, approximately $6.3 million, or 19%, of our revenue was derived from sales to distribution partners and resellers. In the six month period ended September 30, 2001, approximately $2.9 million, or 25%, of our revenue was derived through these channels. As we attempt to expand our sales to distribution partners and resellers, we may increase our selling costs, as these parties generally require a higher level of customer support than our original equipment manufacturers. If we fail to develop and cultivate relationships with significant resellers, or if these resellers are not successful in their sales efforts, sales of our products may decrease and our operating results would suffer. Even where we are successful in establishing a distribution or reseller relationships, our agreements with the third party will likely not be exclusive, and as a result, many of our distribution partners and resellers will carry competing product lines. We believe that distribution partners and resellers are extremely important influencers of end-user customer purchase decisions. Our distribution partners and resellers may not market our products effectively or continue to devote the resources necessary to provide us with effective sales, marketing and technical support. Our failure to successfully develop or manage our relationships with distribution partners and resellers could materially adversely affect our operating results.


     Historically, we have experienced difficulties in selling our products through distribution partners as compared to original equipment manufacturing customers. Our original equipment manufacturing customers have demonstrated the ability to resell our storage area network products due, in part, to the length of time they have been involved in this marketplace and the strength of their internal technical, sales and marketing structures. Our distribution channel partners have participated in this market for a shorter period of time and often do not typically have fully trained technical, sales and marketing staffs. As a result, they are not as well positioned as our original equipment manufacturers to sell our products effectively. We may never be able to increase the sales of our products through distribution partners and resellers. If we are unable to effectively sell our products through our distribution channel partners and resellers, our net revenues may continue to decline and our business would be harmed.

  THE LENGTHY PROCESS REQUIRED TO MAKE SALES TO OR DEVELOP RELATIONSHIPS WITH ORIGINAL EQUIPMENT MANUFACTURERS AND DISTRIBUTION PARTNERS MAY IMPEDE OUR ABILITY TO INCREASE SALES OF OUR PRODUCTS.

     We rely on original equipment manufacturers and distribution channel partners to distribute and sell our products. As a result, our success is dependant on our ability to initiate, manage and expand our relationships with significant original equipment manufacturers and our ability to attract distribution channel partners that are able and willing to sell our products, as well as the sales efforts of these original equipment manufacturers and distribution channel partners. Our original equipment manufacturer customers typically conduct significant evaluation, testing, implementation and acceptance procedures before they begin to market and sell new technologies, including our products. Based on our experience with our larger original equipment manufacturer customers, this evaluation process is lengthy and has historically been as long as nine months. During the slowdown of the U.S. economy in general and the market for storage area network products in particular, in 2000 and the first nine months of 2001, the sales process has lengthened to some extent, in some cases as long as 12 months. Our sales process is complex and requires significant sales, marketing and management efforts on our part. The complexity of this process increases if we must qualify our products with multiple customers at the same time. In addition, once our products have been qualified, the length of the sales cycle of each of our original equipment manufacturers may vary depending upon whether our products are being bundled with another product or are being sold as an option or add-on. Sales to distribution channel partners may also require lengthy sales and marketing cycles. Additionally, to increase sales through the distribution channel, we have made significant investments in activities designed to improve sell-through at the end-user level and we may never see significant revenue resulting from these efforts. Any delay in the sales cycle could have an adverse effect on our operating results and financial condition.


  OUR OPERATING RESULTS FLUCTUATE SIGNIFICANTLY, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE IF OUR RESULTS FAIL TO MEET INVESTORS' AND ANALYSTS' EXPECTATIONS.


     We have experienced, and expect to continue to experience, fluctuations in sales and operating results from quarter to quarter. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful, and that such comparisons cannot be relied upon as indicators of future performance. During the past three years, our operating results have varied significantly. Additionally, we began focussing our business on selling our switch products, which has not traditionally been our core business, only in the first half of calendar 2001, and we expect that our operating results may vary significantly in the future as we attempt to penetrate this market segment. Our quarterly and annual operating results are likely to continue to vary significantly in the future due to a number of factors described below and elsewhere in this "Risk Factors" section, many of which are outside of our control. The primary factors that may cause our quarterly net revenues and operating results to fluctuate include the following:


     - changes in general economic conditions and specific economic conditions in the computer storage and networking industry;


     - increases in the prices of the components we purchase;


     - our ability to maintain quality manufacturing standards for our products;


     - our ability to maintain, increase or quickly decrease the contract production of our products at expected prices; and



     - the mix of distribution channels through which our products are sold.


     Accordingly, you should not rely on the results of any past periods as an indication of our future performance. It is likely that in some future periods, our operating results may be below expectations of public market analysts or investors. If this occurs, our stock price may decline.


  OUR ORIGINAL EQUIPMENT MANUFACTURERS HAVE UNPREDICTABLE ORDER PATTERNS, WHICH MAY CAUSE OUR REVENUE TO VARY SIGNIFICANTLY FROM QUARTER TO QUARTER.


     Our original equipment manufacturer customers tend to order sporadically, and their purchases can vary significantly from quarter to quarter. Our original equipment manufacturers generally forecast expected purchases in advance, but frequently do not order as expected and tend to place purchase orders only shortly before the scheduled delivery date. We plan our operating expenses based in part on revenue projections derived from our original equipment manufacturers' forecasts. Because most of our expenses are fixed in the short term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenue. These order habits may cause our backlog to fluctuate significantly. Moreover, our backlog is not necessarily indicative of actual sales for any succeeding period, as orders are subject to cancellation or delay by our original equipment manufacturers with limited or no penalty. None of our current customers have any minimum purchase obligations, and they may stop placing orders with us at any time, regardless of any forecast they may have previously provided. In the past, customers have unexpectedly reduced or cancelled orders for our products. In July 1998, Digital Equipment cancelled orders for our Bitstrip product, and in December 1998 Hewlett-Packard unexpectedly reduced orders for our Gibraltar 10-port product. More recently, in 2000 and 2001, orders for our products by original equipment manufacturers have declined significantly due to a decline in sell-through to end-user customers. The recent terrorist attacks in New York and Washington could also contribute to further weakening in general economic conditions. We expect that given the overall weak general economic condition and the weakness in the market for storage area network products in particular, our customers may continue to be slow to place orders for our products.


RISKS RELATED TO OUR INDUSTRY

  THE STORAGE AREA NETWORK MARKET IN WHICH WE COMPETE IS RELATIVELY NEW AND STILL EVOLVING, AND IF THIS MARKET DOES NOT DEVELOP AND EXPAND AS WE ANTICIPATE, OUR BUSINESS WILL SUFFER.


     Fibre channel-based storage area networks were first deployed in 1997. As a result, the market for storage area network and related storage router products has only recently begun to develop and continues to rapidly evolve. Because this market is new, it is difficult to predict its potential size or future growth rate. Our products are used exclusively in storage area networks. Accordingly, widespread adoption of storage area networks as an integral part of data-intensive enterprise computing environments is critical to our future success. Most of the organizations that potentially may purchase our products from our original equipment manufacturer customers have invested substantial resources in their existing computing and data storage systems and, as a result, potential end-user customers may be reluctant or slow to adopt a new approach, like storage area networks. Storage area networks are often implemented in connection with the deployment of new storage systems and servers. Therefore, our future success is also substantially dependent on the market for new storage systems and servers. Furthermore, the ability of the different components used in a storage area network to function effectively, or interoperate, with each other when placed in a computing system has not yet been achieved on a widespread basis. Until greater interoperability is achieved, customers may be reluctant to deploy storage area networks. The speed at which customers adopt current and new products for storage area networks is highly unpredictable. The rate of adoption of storage area networks as an alternative to existing data storage and management systems will materially affect our quarterly and annual operating results and the success of our business. Our success in generating revenue in this emerging market will depend on, among other things, our ability to:


     - educate potential original equipment manufacturers, distribution channel partners and end-users about the benefits of storage area networks switch technology;

     - maintain and enhance our relationships with leading original equipment manufacturers customers and channel partners;

     - predict and base our products on standards which ultimately become industry standards; and

     - predict and deliver new and innovative products demanded by the storage area marketplace.

  OUR BUSINESS WILL SUFFER IF WE FAIL TO DEVELOP AND SUCCESSFULLY INTRODUCE NEW AND ENHANCED PRODUCTS THAT MEET THE CHANGING NEEDS OF OUR CUSTOMERS.

     Our future success depends upon our ability to address the rapidly evolving storage area networks market, including changes in relevant industry standards and the changing needs of our customers by developing and introducing high-quality, technologically-progressive, cost-effective products, product enhancements and services on a timely basis. For example, the technology being deployed today in most storage area networks products is FC-AL or FC-SW. During fiscal 2001, the development of competing technologies such as Ethernet IP has been discussed by the technical community. If we are unable to design, develop and manufacture products that anticipate or incorporate new technologies that are used in storage area networks in a timely manner and efficiently utilize such new technologies in our product developments, the demand for our current products may decrease significantly, which would harm our operating results. In addition, our ability to develop, introduce, ship and support new products and product enhancements could materially affect our quarterly and annual operating results.


  OUR OPERATING RESULTS MAY SUFFER BECAUSE THE COMPETITION IN THE STORAGE AREA NETWORKS MARKET IS INTENSE. WE ALSO FACE SIGNIFICANT COMPETITION FROM DATA NETWORKING COMPANIES AND ENTERPRISE SOFTWARE DEVELOPERS.

     Competition in the storage area network market is intense. In addition, the adoption of new technology in the our market likely will intensify the competition for improved storage area network products. In the storage area networks switch market, our current competitors include Brocade, McData, QLogic and Vixel. In the storage area networks hub market, our competitors include Emulex and Vixel. In addition to these companies, we expect new storage area networks competitors to emerge. In the future, we may also compete against data networking companies which may develop storage area networks products. Furthermore, although we currently offer products that complement the software products offered by Legato and Veritas, they and other enterprise software developers may in the future compete with us. We also compete with providers of data storage solutions that employ traditional storage technologies, including small computer system interface-based technology such as Adaptec, LSI Logic and QLogic. Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources may enter those markets, thereby further intensifying competition.

     Many of our current and potential competitors, in comparison to us, have:

     - longer operating histories;

     - greater name recognition;

     - greater financial resources;

     - larger customer bases;

     - more established distribution channels; and

     - significantly greater financial, technical, sales, marketing, manufacturing and other resources.

     Moreover, our competitors may foresee the course of market developments more accurately and could in the future develop new technologies that compete with our products or even render our products obsolete.


     Increased competition could also result in pricing pressures, reduced sales, reduced margins, reduced market share or the failure of our products to achieve or sustain market acceptance. Competitive pressures, including competitive technology and pricing pressures, could materially adversely affect our quarterly and annual operating results. In addition, we have limited experience competing in the market for storage area network switch products as we only began selling our Capellix switch products in September 1999 and our first Slingshot switch product became commercially available only in July 2001.


  IF WE CANNOT INCREASE OUR SALES VOLUMES, REDUCE OUR COSTS OR INTRODUCE HIGHER MARGIN PRODUCTS TO OFFSET REDUCTIONS IN THE AVERAGE UNIT PRICE OF OUR PRODUCTS, OUR OPERATING RESULTS WILL SUFFER.

     We anticipate that as products in the storage area market become more commoditized, the average unit price of our products will continue to decline in the future in response to changes in product mix, competitive pricing pressures, new product introductions by us or our competitors or other factors. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes, our net revenue will decline. In addition, to maintain our gross margins, we must continue to reduce the manufacturing cost of our products. Further, as average unit prices of our current products decline, we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain our gross margins, our business could be seriously harmed, particularly if the average selling price of our products decreases significantly.

  IF WE CANNOT DEVELOP PRODUCTS THAT ARE COMPATIBLE WITH THESE EVOLVING INDUSTRY STANDARDS AND GOVERNMENT REGULATIONS, OUR ABILITY TO SELL OUR PRODUCTS WILL BE MATERIALLY ADVERSELY AFFECTED.


     Our products must comply with industry standards. For example, in the United States, our products must comply with various regulations and standards defined by the Federal Communications Commission. Internationally, our products are also required to comply with standards established by authorities in various countries. Any new products and product enhancements that we introduce in the future must also meet industry standards at the time they are introduced. Failure to comply with existing or evolving industry standards or to obtain timely domestic or foreign regulatory approvals or certificates could materially harm our business. Our products comprise only a part of the entire storage area networks market. All components of the storage area networks must comply with the same standards in order to operate efficiently together. We depend on companies that provide other components of the storage area networks to support the industry standards as they evolve. Many of these companies are significantly larger and more influential in effecting industry standards than we are. Some industry standards may not be widely adopted or they may not be implemented uniformly, and competing standards may emerge that may be preferred by original equipment manufacturer customers or end users. If other companies do not support the same industry standards that we do, or if competing standards emerge, market acceptance of our products could suffer.

  IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY, OUR ABILITY TO COMPETE IN THE STORAGE AREA NETWORK MARKET WOULD BE MATERIALLY ADVERSELY AFFECTED.

     Our products rely on proprietary technology and will likely continue to rely on technological advancements for market acceptance and the protection of our intellectual property rights is critical to the success of our business. To protect our intellectual property rights, we rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure. We currently hold six patents which expire between 2013 and 2016, and have five patent applications pending in the United States with respect to our storage area network technology, and are also seeking patent protection for our technology in selected international locations. The patents for our pending patent applications may never be issued. In addition, with respect to our current patents and any patent applications that are approved in the future, these patents may not provide sufficiently broad protection or they may not prove enforceable in actions against alleged infringement. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to, and distribution of, our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult and the steps we have taken may not prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. If we are unable to protect our intellectual property from infringement, other companies may be able to use our intellectual property to offer competitive products at lower prices.

  WE RELY HEAVILY ON OUR INTELLECTUAL PROPERTY, AND EFFORTS TO PROTECT IT MAY CAUSE US TO BECOME INVOLVED IN COSTLY AND LENGTHY LITIGATION WHICH WOULD SERIOUSLY HARM OUR BUSINESS.

     We rely heavily on our intellectual property, and efforts to protect it may cause us to become involved in costly and lengthy litigation which would seriously harm our business. Although we are not currently involved in any intellectual property litigation, we may be a party to intellectual property litigation in the future either to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting litigation could subject us to significant liability for damages and could cause our proprietary rights to be invalidated. Litigation, regardless of the merits of the claim or outcome, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

     - stop using the challenged intellectual property or selling our products or services that incorporate it;

     - obtain a license to use the challenged intellectual property or to sell products or services that incorporate it, which license may not be available on commercially reasonable terms, if at all; and

     - redesign those products or services that are based on or incorporate the challenged intellectual property.

If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our products, our net revenues would be substantially reduced and we may be unable to sustain our business.


RISKS ASSOCIATED WITH MANUFACTURING OUR PRODUCTS


  WE ARE DEPENDENT ON OUR MANUFACTURING RELATIONSHIP WITH SANMINA TO MANUFACTURE OUR STORAGE AREA NETWORK PRODUCTS. IF WE ARE UNABLE THROUGH OUR RELATIONSHIP WITH SANMINA, OR OTHERWISE, TO DEVELOP AND MAINTAIN MANUFACTURING CAPABILITIES THAT ENABLE US TO MEET OUR CUSTOMERS' REQUIREMENTS, OUR BUSINESS AND PROSPECTS WILL BE MATERIALLY ADVERSELY AFFECTED.

     We have limited internal manufacturing capabilities and have entered into a manufacturing relationship with Sanmina to manufacture our storage area networking products. Our ability to manufacture and deliver our products is dependent on our relationship with Sanmina and our ability to, together with Sanmina, develop manufacturing processes that will allow us to produce sufficient quantities of products at competitive prices. We only have limited means to internally manufacture our products and do not have alternate outsourcing relationship with other contract manufacturers that will enable us to meet our manufacturing requirements. While we are attempting to identify and enter into a relationship with alternative manufacturers, identifying and entering into an agreement with a new manufacturer and establishing manufacturing processes is time-consuming and if we were to experience difficulties with our manufacturing relationship with Sanmina this could significantly interrupt the supply of our products. In addition, many of the potential manufacturers who could manufacture our products have existing relationships with our competitors or potential competitors and may be unwilling to enter into agreements with us. If our relationship with Sanmina, or any relationship we enter in the future with other manufacturers, is impaired, this could prevent us from being able to deliver our products, damage our customer relationships, could materially adversely affect our operating results and financial condition.

  WE MAY EXPERIENCE DELAYS OR DISRUPTIONS IN MANUFACTURING OUR PRODUCTS WHICH COULD IMPAIR OUR ABILITY TO DELIVER OUR PRODUCTS TO CUSTOMERS.

     Our business would be harmed if we fail to effectively manage the manufacture of our products. If Sanmina experiences delays, disruptions, capacity constraints or quality control problems in its manufacturing operations, then product shipments to our customers could be delayed, which would negatively impact our customer relations, operating results, competitive position and reputation. We generally place orders with Sanmina at least two months prior to scheduled delivery of products to our customers. Accordingly, if we inaccurately forecast demand for our products, we may be unable to obtain adequate manufacturing capacity from Sanmina or adequate quantities of components to meet our customers' delivery requirements or we may accumulate excess inventories. In contrast, our usage of Sanmina's facilities and our related capital expenditures assume a level of customer orders that we may not realize or, if we do realize, may not be sustained. Many of our manufacturing expenses are fixed, and if we do not receive anticipated levels of customer orders, our expected profit margin will decline and we may not be able to reduce our operating expenses quickly enough to prevent a decline in our operating results.

     In the future we intend to work with Sanmina and additional manufacturers that could potentially manufacture our higher volume products at lower costs in foreign locations. We may experience difficulties and disruptions in the manufacture of our products while we transition to new manufacturing facilities. Manufacturing disruptions could prevent us from achieving timely delivery of products and could result in lost revenue. Additionally, we must coordinate our efforts with those of our suppliers, Sanmina, or other third party manufacturers, to rapidly achieve volume production. We have experienced delays in the past product deliveries from one of our former contract manufacturers. Any delays in the manufacturing of our products could adversely affect our operating results or impair our customer relationships.

  BECAUSE WE DEPEND ON SOLE SOURCE AND LIMITED SOURCE SUPPLIERS FOR MANY KEY COMPONENTS, WE ARE SUSCEPTIBLE TO SUPPLY SHORTAGES THAT COULD IMPAIR OUR ABILITY TO MANUFACTURE OUR PRODUCTS AND COULD MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.


     We depend upon a single source for each type of our application-specific integrated circuits, and limited sources of supply for several key components, including, but not limited to, power supplies, chassis and optical transceivers. We have in the past experienced and may in the future experience shortages of, or difficulties in acquiring, these components. Our only agreement for the supply of components of sole or limited sources is with LSI Logic for application-specific integrated chips. We may not be able to enter into other agreements on commercially reasonable terms, if at all, with other providers of sole or limited source components. The failure to do so may adversely affect our ability to manufacture our products and harm our operating results. Qualifying a new component manufacturer and commencing volume production is expensive and time-consuming and could significantly interrupt the supply of our products. If we are required or choose to change component manufacturers, we may damage our customer relationships, which could materially adversely affect our ability to sell our products. In addition, we rely on Sanmina to procure components required for the manufacture of our products. If for any reason these component manufacturers were to stop satisfying our needs without providing us or Sanmina with sufficient warning to procure an alternate source, our ability to manufacture and sell our products could be harmed. In addition, any failure by our component manufacturers to supply us or Sanmina with their products on a timely basis could result in late deliveries of our products to our customers. Our inability to meet our delivery deadlines could adversely affect our customer relationships and, in some instances, result in termination of these relationships or potentially subject us to litigation. Our ability to obtain sufficient supplies of components, including sole or limited source components, could materially adversely affect our quarterly and annual operating results.



 DELAYS IN PRODUCT DEVELOPMENT COULD ADVERSELY AFFECT OUR BUSINESS.



     We have experienced delays in product development in the past and may experience similar delays in the future. Given the short product life cycles in the markets for our products, any delay or unanticipated difficulty associated with new product introductions or product enhancements could have a material adverse effect on our business, quarterly and annual results of operations and financial condition. Prior delays have resulted from numerous factors, such as:



     - Changing original equipment manufacturer product specifications;



     - Difficulties in hiring and retaining necessary personnel;



     - Difficulties in reallocating engineering resources and other resource limitations;



     - Changing market or competitive product requirements;



     - Unanticipated engineering complexity; and



     - Undetected errors or failures in software and hardware.



     Our operating results will be materially adversely affected if we fail to timely develop product enhancements, if we fail to introduce new products, or if any new products or product enhancements that we develop and introduce are not broadly accepted. In addition, we must successfully manage the introduction of new or enhanced products to minimize disruption in our customers' ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet our customers' demands. As discussed above, our product development is also dependent upon obtaining product components, including components from sole or limited sources, in a timely manner.


  BECAUSE WE ORDER COMPONENTS AND MATERIALS BASED ON ROLLING FORECASTS, WE MAY OVERESTIMATE OR UNDERESTIMATE OUR COMPONENT AND MATERIAL REQUIREMENTS, WHICH COULD INCREASE OUR COSTS AND THEREBY PREVENT US FROM MEETING CUSTOMER DEMAND AND MATERIALLY ADVERSELY AFFECT OUR OPERATING RESULTS.

     We use rolling forecasts based on anticipated product orders to determine our component requirements. Lead times for materials and components that we order vary significantly and depend on factors such as specific supplier requirements, contract terms and current market demand for such components. As a result, component requirement forecasts made by us or Sanmina may not be accurate. If we overestimate our component requirements, we may have excess inventory, which would increase our costs. If we underestimate our component requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. We are liable for materials that Sanmina purchases on our behalf that we do not use. Any of these occurrences would negatively impact our business and quarterly and annual operating results. In the past we have overestimated the demand for certain products which has resulted in inventory writedowns and reserves for excess and obsolete inventory. For example, during fiscal 2001 we wrote off approximately $2.5 million of inventory and increased our inventory reserves by $10.6 million.


  OUR PRODUCTS ARE COMPLEX AND MAY CONTAIN UNDETECTED SOFTWARE OR HARDWARE ERRORS, WHICH COULD LEAD TO AN INCREASE IN OUR COSTS OR A REDUCTION IN OUR NET REVENUES.


     Networking products frequently contain undetected software or hardware errors when first introduced or as new versions are released. Our products are complex and we have found errors in existing products. In the future we may find errors in our existing, new or enhanced products. In addition, our products are usually integrated with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. The occurrence of hardware and software errors, whether caused by our or other vendors' storage area networks products, could adversely affect sales of our products, cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relationship problems.



ADDITIONAL RISKS ASSOCIATED WITH OUR BUSINESS


  IF WE DO NOT HIRE, RETAIN AND INTEGRATE HIGHLY SKILLED MANAGERIAL, ENGINEERING, SALES, MARKETING, FINANCE AND OPERATIONS PERSONNEL, OUR BUSINESS MAY SUFFER.


     Our ability to successfully develop, market, sell and support our products depends to a significant degree upon the continued contributions of our key personnel in engineering, sales, marketing, finance and operations, many of whom would be difficult to replace. The loss of the services of any of our key personnel could adversely affect our ability to implement our business plan. We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales, marketing, finance and operations personnel, including executive officers. In addition, our products and services require a sophisticated selling effort targeted at several key people within a prospective customer's organization. This process requires the efforts of experienced sales personnel as well as specialized consulting professionals. Competition for these people is intense, especially in the San Francisco Bay area where our operations are headquartered. In particular, in the past we have experienced difficulty in hiring and retaining qualified application-specific integrated circuits, software, system, test and customer support engineers and executive staff and we may not be successful in attracting and retaining individuals to fill these positions. In March 2001, we implemented a reduction of force decreasing our headcount by 27 employees. In August 2001 and October 2001, we implemented a second and third reduction of force decreasing our headcount by an additional 42 employees. These reductions in force may make it difficult for us to recruit necessary personnel in the future. If we are unable to attract or retain qualified personnel in the future, or if we experience delays in hiring required personnel, particularly qualified engineers and sales personnel, our ability to develop, introduce and sell our products could be harmed.


  WE PLAN TO INCREASE OUR INTERNATIONAL SALES ACTIVITIES WHICH WILL SUBJECT US TO ADDITIONAL BUSINESS RISKS.


     During fiscal 2001, approximately 28% of our total revenue were derived from international sales activities, and during fiscal 2000, international sales represented 30% of our total revenues. In the six months ended September 30, 2001, international sales represented 29% of our total revenue. Our international sales will be limited if we cannot establish relationships with international distributors, establish additional foreign operations, expand international sales channel management, hire additional personnel and develop relationships with international service providers. Even if we are able to successfully continue international operations, we may not be able to maintain or increase international market demand for our products which could materially affect our quarterly and annual operating results. Our international operations are subject to a number of risks, including:


     - multiple, protectionist, adverse and changing governmental laws and regulations;

     - reduced or limited protections of intellectual property rights;

     - potentially adverse tax consequences resulting from changes in tax laws; and

     - political and economic instability.

     To date, none of our international revenues and costs have been denominated in foreign currencies. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and thus less competitive in foreign markets. In the future, a portion of our international revenues may be denominated in foreign currencies, which would subject us to risks associated with fluctuations in those foreign currencies.

  OUR BUSINESS MAY BE HARMED BY PENDING CLASS ACTION LITIGATION.


     On June 6, 2001, a putative securities class action, captioned Cooper v. Gadzoox Networks, Inc., et al., was filed against us, three of our former executive officers and Credit Suisse First Boston Corporation and BancBoston Robertson Stephens, Inc., two underwriters in our 1999 initial public offering, in the United States District Court for the Southern District of New York. The complaint alleges violations of Section 11 of the Securities Act against all defendants, a violation of Section 15 of the Securities Act against our former executive officers, and violations of Section 12(a)(2) of the Securities Act and
Section 10(b) of the Securities Exchange Act and Rule 10b-5, promulgated thereunder against the underwriters. The complaint seeks unspecified damages on behalf of a purported class of purchasers of common stock between July 19, 1999 and December 6, 2000. On June 25, 2001, a similar complaint, captioned Goldgrab
v. Gadzoox et al., was filed against Gadzoox, the former executive officers and several of the underwriters participating in our initial public offering in the Southern District of New York. The complaint is substantially identical to the Cooper complaint, except in that it alleges violations of Section 10(b) of the Exchange Act against all defendants, including Gadzoox and the individual defendants. There have been additional lawsuits filed containing allegations substantially identical to those in the Cooper and Goldgrab complaints and we anticipate that additional related lawsuits may be brought against us with substantially identical allegations to the Cooper lawsuit.



     The allegations of the complaints focus on purported actions of the underwriters in our 1999 initial public offering. The plaintiffs claim that the underwriters solicited and received excessive commissions from investors in exchange for favorable allocations of initial public offering shares. The plaintiffs also claim that the underwriters entered into agreements with their customers whereby, in exchange for favorable allocations of shares in the offering, the customers would commit to purchase additional shares in the aftermarket at pre-determined prices. The complaints filed to date, however, do not contain any particular allegations of any specific "tie-in" agreement or excessive commission received in connection with our offering specifically. The plaintiffs contend that we are liable under Section 11 of the Securities Act because our registration statement in the initial public offering did not disclose the purported actions by the underwriters. Two of the complaints also bring claims under Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder, contending that we knew of, participated in or acted with reckless disregard to the alleged misconduct of the underwriters. We further anticipate that all such lawsuits will eventually be coordinated or consolidated with one another. We believe we have meritorious defenses to the allegations and we intend to defend the lawsuits vigorously. We do not believe that these matters will have material adverse affect on our results of operation or financial condition. However, litigation is subject to inherent uncertainties, and the disposition of the litigation could materially adversely affect our financial condition, results of operation and cash flows. The uncertainty associated with substantial unresolved litigation may also impair our relationships with existing customers and its ability to obtain new customers. Defending such litigation will likely result in a diversion of management's time and attention away from business operations. Such litigation may also have the effect of discouraging potential acquirors from bidding for Gadzoox or reducing the consideration such acquirors would otherwise be willing to pay in connection with an acquisition.

  PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY AND MAY REDUCE THE MARKET PRICE OF OUR COMMON STOCK.

     Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

     - authorizing our board of directors to issue preferred stock without stockholder approval;

     - providing for a classified board of directors with staggered, three-year terms;

     - prohibiting cumulative voting in the election of directors;

     - requiring super-majority voting to effect significant amendments to our certificate of incorporation and bylaws;

     - limiting the ability of stockholders to call special meetings;

     - prohibiting stockholder actions by written consent; and

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

     We are subject to the antitakeover provisions of Delaware law which regulate corporate acquisitions. Delaware law prevents certain Delaware corporations, including Gadzoox, from engaging, under certain circumstances, in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an interested stockholder. This provision of Delaware law may discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline.

  WE MAY INCUR FINANCIAL PENALTIES IN CONNECTION WITH REGISTERING FOR RESALE THE SHARES OF COMMON STOCK WE SOLD IN MAY 2001 AND AUGUST 2001 WHICH WOULD CAUSE US TO SUSTAIN ADDITIONAL LOSSES.


     In connection with our May 2001 sale of 5,600,000 shares of our common stock and our August 2001 sale of an additional 5,000,000 shares of our common stock, we agreed to register these shares for resale under the Securities Act. The registration rights agreements that we entered into with our May 2001 and August 2001 investors contain provisions requiring us to pay penalties unless a registration statement covering the resale of these shares is declared effective by the SEC no later than 90 days after our sale of the common stock to the investors. With respect to the sale of the May 2001 shares, we have incurred penalty fees totalling $375,000 for not having the registration statement covering the resale of the shares effective through October 23, 2001 and we will incur additional penalties of $150,000 for each 30 day period after October 23, 2001 that the registration statement covering the resale of the shares is not effective. If the registration statement is not effective by May 2002, the investors will have the right to demand that we repurchase the shares at 110% of the original $2.65 per share price, which could result in an obligation of up to $16.3 million. With respect to the sale of the August 2001 shares, we will incur a $75,000 penalty if the registration statement covering the resale of the shares has not been declared effective by November 2001 and we will incur additional penalties of $112,500 for each subsequent 30 day period that the registration statement covering the resale of the shares is not effective. If the registration statement is not effective by August 2002, the investors will have the right to demand that we repurchase the shares at 110% of the original $1.50 per share price, which could result in an obligation of up to $8.3 million. Any penalties we are required to pay under the terms of our agreements with the May 2001 and August 2001 investors will result in losses and will hurt our operating results and financial condition.

  OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE.


     The market price of our common stock has fluctuated substantially, and there can be no assurance that such volatility will not continue. From January 1, 2000 through October 25, 2001, the market price has ranged from a high of $68.75 per share to a low of $0.84 per share. Several factors could impact our stock price including, but not limited to:


     - announcements concerning Gadzoox, our competitors or customers;

     - quarterly fluctuations in our operating results;

     - introduction of new products or changes in product pricing policies by us or our competitors;

     - conditions in the storage area network industry;

     - changes in earnings estimates by industry analysts; or

     - market conditions for high technology equities in general.

     In addition, stock markets have experienced extreme price and volume volatility in recent years and stock prices of technology companies have been especially volatile. This volatility has had a substantial effect on the market prices of securities of many smaller public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations could adversely affect the market price of our common stock.

                                USE OF PROCEEDS

     We will not receive any part of the proceeds from the sales of the shares under this prospectus. The selling stockholders will receive all net proceeds from the sale of our common stock under this prospectus.

                              SELLING STOCKHOLDERS

     The following table sets forth information with respect to the number of shares of common stock owned by the selling stockholders named below and as adjusted to give effect to the sale of the shares offered hereby. The information in the table below is current as of the date of this prospectus. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.

     The shares being offered by the selling stockholders were acquired in a private placement transaction completed in August 2001. In the private placement, the shares of common stock were issued pursuant to an exemption from the registration requirements of the Securities Act. In connection with the private placement, we agreed to register the shares of our common stock received by the investors in the private placement on a registration statement, of which this prospectus is part.


     Applicable percentage ownership is based on 39,263,819 shares of common stock outstanding as of September 30, 2001.


     Some of the selling stockholders listed below may distribute their respective shares to their general or limited partners. Any shares so distributed may be offered hereunder by the general or limited partners of the distributing selling stockholders. Each general or limited partner distributee will be deemed to be a selling stockholder for purposes of this prospectus with respect to the distributed shares.

     The shares offered by this prospectus may be offered from time to time by the selling stockholders named below:

                                              NUMBER OF SHARES                  NUMBER OF SHARES
                                             BENEFICIALLY OWNED    NUMBER OF   BENEFICIALLY OWNED
                                              PRIOR TO OFFERING     SHARES       AFTER OFFERING
                                             -------------------     BEING     -------------------
SELLING STOCKHOLDERS                          NUMBER     PERCENT    OFFERED     NUMBER     PERCENT
--------------------                         ---------   -------   ---------   ---------   -------
Balch Hill Partners, L.P.(1)...............  5,412,400    13.8%    2,000,000   3,412,400    8.69%
Entities Affiliated with Galleon Technology
  Partners(2)..............................  6,159,591    15.7%    1,000,000   5,159,591    13.1%
Gary Kennedy TTTE
  Kennedy Family Charitable Remainder
  UniTrust dated 10/31/00(3)...............  2,461,000    6.27%    2,000,000     461,000    1.17%

---------------

 *  Less than one percent


(1) Information on shares held by Balch Hill Partners is taken from a filing made by Balch Hill Partners with the SEC on Schedule 13G which was filed September 10, 2001. The number of shares beneficially owned prior to and after the offering includes 550,000 shares of common stock held by other entities managed by Balch Hill Capital, LLC. Balch Hill Capital, LLC is the managing partner of Balch Hill Partners, L.P. Note that 1,100,000 shares held by Balch Hill Partners which are not being sold under this prospectus are being registered for resale under a separate prospectus.



(2) Includes shares held by Galleon Technology Partners I, L.P., Galleon Technology Partners II, L.P., Galleon Offshore, Ltd., Galleon Management, L.P. and Admirals, L.P. Note that 4,000,000 shares of our common stock held by entities associated with Galleon Technology Partners which are not being sold under this prospectus are being registered for resale under a separate prospectus.


(3) The number of shares beneficially owned prior to and after the offering includes 461,000 shares of common stock beneficially owned by Gary Kennedy.

                              PLAN OF DISTRIBUTION

     We will not receive any proceeds from the sale of the shares. The shares may be sold or distributed from time to time by the selling stockholder, or by pledgees, donees, transferees of, or other successors in interest directly to one or more purchasers, including pledgees, or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more transactions that may take place through the Nasdaq National Market, including block trades or ordinary broker's transactions, or through privately negotiated transactions, or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholder in connection with such sales.

     In addition, the selling stockholder or its successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholder or its successors in interest may also enter into option or other transactions with the broker-dealers that require the delivery by such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus.

     The aggregate proceeds to the selling stockholder from the sale of the shares will be the purchase price of the common stock sold less the aggregate agents' commissions, if any, and other expenses of issuance and distribution not borne by us. The selling stockholder and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     To the extent required, the specific shares of common stock to be sold, the name of the selling stockholder, purchase price, public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement.

     We have agreed to bear certain expenses of registration of the common stock under the federal and state securities laws and of any offering and sale hereunder not including certain expenses, such as commissions of dealers or agents, and fees attributable to the sale of the shares. We have agreed to indemnify the selling stockholders, other than Shoreline, against certain liabilities, including certain potential liabilities under the Securities Act. The selling stockholders, other than shoreline have also agreed to indemnify us against certain liabilities, including certain potential liabilities under the Securities Act.

     Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.

     There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered by it under this prospectus.

                                 LEGAL MATTERS

     The validity of the common stock offered has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California.

                                    EXPERTS

     Our financial statements and schedules for the fiscal year ended March 31, 2001, all contained in our Annual Report on Form 10-K for the fiscal year ended March 31, 2001, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firms as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, payable by Registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee........................................   $ 1,681.25
Printing expenses...........................................   $ 5,000.00
Legal fees and expenses.....................................   $10,000.00
Accounting fees and expenses................................   $ 5,000.00
Miscellaneous...............................................   $ 3,318.75
                                                               ----------
     Total..................................................   $25,000.00
                                                               ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     Our restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     Our bylaws provide for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     In addition to indemnification provided for in our certificate of incorporation and bylaws, we have entered into indemnification agreements with our directors, executive officers and former controller. We intend to enter into indemnification agreements with any new directors and executive officers in the future.

     The Registration Rights Agreement dated May 25, 2001 between Registrant and the selling stockholders, made in connection with Registrant's equity line financing provides that Registrant will indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling Registrant pursuant to the foregoing provisions, Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     As of the date of this registration statement and except as described in the registration statement and the Registrant's Exchange Act findings, there is no pending litigation or proceeding involving any of our directors, officers, employees, or other agents in which indemnification is being sought, nor are we aware of any threatened litigation that may result in a claim for indemnification by any of our directors, officers, employees or other agents.

ITEM 16.  EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 4.1*     Form of Common Stock Certificate
 4.2**    Registration Rights Agreement dated August 30, 2001 by and among the Company and the selling stockholders
 5.1***   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation
23.1      Consent of Arthur Andersen LLP independent public
          accountants
23.2***   Consent of Wilson Sonsini Goodrich & Rosati (included in
          Exhibit 5.1)
24.1***   Power of Attorney (contained on page II-4 below)


---------------

  * Filed previously as an exhibit to Registrant's registration statement on Form S-1 filed on May 7, 1999 as amended (File No. 333-78029).


 ** Filed previously as an exhibit to Registrant's Current Report on Form 8-K filed on September 6, 2001.



***Previously filed.


ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

          1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          4. That, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the

     Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          5. To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on October 26, 2001.


                                          GADZOOX NETWORKS, INC.

                                          BY:      /s/ MICHAEL PARIDES
                                            ------------------------------------
                                                      Michael Parides
                                             President, Chief Executive Officer
                                                         and Director


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                    SIGNATURE                                      TITLE                       DATE
                    ---------                                      -----                       ----

               /s/ MICHAEL PARIDES                      President, Chief Executive       October 26, 2001
 ------------------------------------------------          Officer and Director
                 Michael Parides                       (Principal Executive Officer)


                /s/ DAVID EICHLER*                        Chief Financial Officer        October 26, 2001
 ------------------------------------------------        (Principal Financial and
                  David Eichler                             Accounting Officer)


                /s/ MILTON CHANG*                                Director                October 26, 2001
 ------------------------------------------------
                   Milton Chang


               /s/ ROBERT KUHLING*                               Director                October 26, 2001
 ------------------------------------------------
                  Robert Kuhling


                 /s/ STEVEN WEST*                                Director                October 26, 2001
 ------------------------------------------------
                   Steven West


               /s/ SYLVIA SUMMERS*                               Director                October 26, 2001
 ------------------------------------------------
                  Sylvia Summers


 By:               /s/ MICHAEL PARIDES
        ------------------------------------------
                     Michael Parides
                     Attorney-in-Fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 4.1*     Form of Common Stock Certificate
 4.2**    Registration Rights Agreement dated May 25, 2001 by and
          among the Company and the selling stockholders
 5.1***   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation
23.1      Consent of Arthur Andersen LLP independent public
          accountants
23.2***   Consent of Wilson Sonsini Goodrich & Rosati (included in
          Exhibit 5.1)
24.1***   Power of Attorney (contained on page II-4)


---------------

  * Filed previously as an exhibit to Registrant's registration statement on Form S-1 filed on May 7, 1999 as amended (File No. 333-78029).


 ** Filed previously as an exhibit to Registrant's Current Report on Form 8-K filed on September 6, 2001.



***Previously filed.